UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Amendment No. 4
to
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

C&D TECHNOLOGIES, INC.
(Name of the Issuer)

C&D TECHNOLOGIES, INC.
ANGEL HOLDINGS LLC
ANGEL ACQUISITION CORP.
AG MM, L.P.
AG CAPITAL RECOVERY PARTNERS VI, L.P.
AG CAPITAL RECOVERY PARTNERS VII, L.P.
AG ELEVEN PARTNERS, L.P.
AG GARDEN PARTNERS, L.P.
NUTMEG PARTNERS, L.P.
AG PRINCESS, L.P.
AG CNG FUNDS, L.P.
PHS PATRIOT FUND, L.P.
AG SUPER FUND INTERNATIONAL PARTNERS, L.P.
AG SUPER FUND, L.P.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

124661 10 9
(CUSIP Number of Class of Securities)

David Anderson, Esq. General Counsel C&D Technologies, Inc. 1400 Union Meeting Road Blue Bell, Pennsylvania 19422 (215) 619-2700	D. Forest Wolfe c/o Angelo, Gordon & Co., L.P. 245 Park Avenue, 26th Floor New York, NY 10167 (212) 338-9611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Sean Rodgers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2502	Mark Morton, Esq. Potter Anderson & Corroon LLP Hercules Plaza 1313 North Market Street Wilmington, Delaware 19801 (302) 778-6078

_________________________________________

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$52,051,145.25	$5,965.06

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee.  The transaction valuation was determined based on 5,338,579 shares of Common Stock of C&D Technologies, Inc., par value $0.01 per share (the aggregate number of securities to which the transaction applies) multiplied by $9.75 per share.

(2)	In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying $52,051,145.25 by 0.0001146.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,965.06
Form or Registration No: Schedule 14C
Filing Party: C&D Technologies, Inc.
Date Filed: October 19, 2011

This Amendment No. 4 (this "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) C&D Technologies, Inc. (“C&D”), a Delaware corporation and the issuer of the shares that are subject to the Rule 13e-3 transaction; (ii) Angel Holdings LLC (“Acquiror”), a Delaware limited liability company; (iii) Angel Acquisition Corp. (“Merger Sub”), a Delaware corporation; (iv) AG MM, L.P., a Delaware limited partnership (“AG MM”); (v) AG Capital Recovery Partners VI, L.P., a Delaware limited partnership (“AG Capital VI”); (vi) AG Capital Recovery Partners VII, L.P., a Delaware limited partnership (“AG Capital VII”);  (vii) AG Eleven Partners, L.P., a Delaware limited partnership (“AG Eleven”); (viii) AG Garden Partners, L.P., a Delaware limited partnership (“AG Garden”); (ix) Nutmeg Partners, L.P., a Delaware limited partnership (“Nutmeg”); (x) AG Princess, L.P., a Delaware limited partnership (“AG Princess”); (xi) AG CNG Funds, L.P., a Delaware limited partnership (“AG CNG”); (xii) PHS Patriot Fund, L.P., a Delaware limited partnership (“PHS Patriot”); (xiii) AG Super Fund International Partners, L.P., a Delaware limited partnership (“AG Super Fund  International”); and (xiv) AG Super Fund, L.P., Delaware limited partnership (“AG Super Fund” and, collectively with AG MM, AG Capital VI, AG Capital VII, AG Eleven, AG Garden, Nutmeg, AG Princess, AG CNG, PHS Patriot and AG Super Fund International, the “Angelo Gordon Entities”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

The information contained in or incorporated by reference into this Schedule 13E-3 concerning C&D was supplied by C&D and none of the other Filing Persons take responsibility for the accuracy of such information.  Similarly, all information contained in or incorporated by reference into this Schedule 13E-3 concerning each other Filing Person has been supplied by such Filing Person.  No Filing Person, including C&D, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.                 Additional Information.

Item 15(c) is hereby amended and supplemented by the addition of the following information:

Pursuant to the Agreement and Plan of Merger, dated as of October 3, 2011, by and among C&D, Acquiror and Merger Sub, effective on January 13, 2012 and by virtue of the filing by C&D of a Certificate of Merger with the Secretary of State of the State of Delaware on such date, Merger Sub was merged with and into C&D, with C&D continuing as the surviving corporation (the “Merger”).  As a result of the Merger:

•	C&D is now wholly owned by affiliates of Angelo, Gordon & Co.;

•
each share of common stock of C&D that was issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) (except for Shares (i) held by stockholders who were entitled to demand and properly demanded appraisal for such Shares under Section 262 of the General Corporation Law of the State of Delaware and (ii) owned by C&D as treasury stock or by Acquiror, Merger Sub, the Angelo Gordon Entities or any wholly owned subsidiary of C&D) were canceled and converted automatically into the right to receive $9.75 in cash, without interest and less any required withholding taxes;

•
each option to purchase Shares granted by C&D under C&D’s equity or incentive plans outstanding immediately prior to the effective time of the Merger (the “Options”), whether or not then vested, were canceled and converted automatically into the right to receive an amount in cash equal to the product of (x) the number of Shares subject to such Option and (y) the excess, if any, of $9.75 over the exercise price per Share of such Option; and

•
each stock appreciation right granted by C&D under C&D’s equity or incentive plans outstanding immediately prior to the effective time of the Merger (the “SARs”), whether or not then vested, were canceled and converted automatically into the right to receive an amount in cash equal to the product of (x) the number of Shares subject to such SAR and (y) the excess, if any, of $9.75 over the exercise price per Share of such SAR.

The registration of C&D’s common stock under the Exchange Act will be terminated upon the filing of one or more Forms 15 with the SEC. C&D’s common stock will no longer be traded on the over the counter market.

Item 16.                 Exhibits.

Exhibit No.	Description
(a)(1)	Information Statement on Schedule 14C, filed by C&D Technologies, Inc. on December 14, 2011 (incorporated herein by reference) (the “Information Statement”).
(a)(2)
Letter Agreement, dated as of September 30, 2011, by and among C&D Technologies, Inc., certain of its subsidiary guarantors, the lenders that are signatory thereto, and Wells Fargo Bank, National Association, in its capacity as agent (incorporated by reference to the Form 8-K filed by C&D Technologies, Inc. on October 4, 2011).

(a)(3)
Press Release dated October 3, 2011 titled “C&D Technologies, Inc. to be Acquired by an affiliate of Angelo, Gordon & Co.” (incorporated by reference to the Form 8-K filed by C&D Technologies, Inc. on October 4, 2011).

(a)(4)	Form 8-K, filed by C&D Technologies, Inc. on October 4, 2011 (incorporated herein by reference).
(a)(5)	Press Release dated January 13, 2012 titled “C&D Technologies, Inc. Acquired by an affiliate of Angelo, Gordon & Co.”
(b)	None.
(c)(1)	Opinion of Perella Weinberg, Financial Advisor to the Special Committee, dated October 2, 2011 (included as Annex C to the Information Statement and incorporated herein by reference).
(c)(2)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 3, 2011.*
(c)(3)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 17, 2011.*
(c)(4)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on August 31, 2011.*
(c)(5)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on September 10, 2011.*
(c)(6)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on September 14, 2011.*
(c)(7)	Discussion Materials delivered by Perella Weinberg to the Special Committee of C&D on October 2, 2011.*
(c)(8)	Discussion Materials delivered by Perella Weinberg to the Board of Directors of C&D on October 2, 2011.*
(c)(9)	Discussion Materials delivered by Houlihan Lokey to the Angelo Gordon Affiliates on June 14, 2011.*
(d)(1)
Agreement and Plan of Merger, dated as of October 3, 2011, by and among C&D Technologies, Inc., Angel Acquisition Corp., and Angel Holdings LLC (included as Annex A to the Information Statement and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex D to the Information Statement and incorporated herein by reference).
(g)	None.

____________________________
*    Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	C&D Technologies, Inc. By: /s/ Ian J. Harvie Name: Ian J. Harvie Title: Senior Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	Angel Holdings LLC By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	Angel Acquisition Corp. By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	AG MM, L.P. By: AG MM LLC, General Manager By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012
AG Capital Recovery Partners VI, L.P.

By:  AG Capital Recovery VI LLC, General Partner
By:  Angelo, Gordon & Co., L.P., Managing Partner

By: /s/ Kirk Wickman
         Name:  Kirk Wickman
         Title:  Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	AG Capital Recovery Partners VII, L.P. By: AG Capital Recovery VII LLC, General Partner By: Angelo, Gordon & Co., L.P., Manager By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	AG Eleven Partners, L.P. By: AG Eleven LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	AG Garden Partners, L.P. By: AG Super LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	Nutmeg Partners, L.P. By: Nutmeg LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	AG Princess, L.P. By: AG Princess LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	AG CNG Funds, L.P. By: AG CNG LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	PHS Patriot Fund, L.P. By: PHS Patriot LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	AG Super Fund International Partners, L.P. By: AG Super Fund International LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2012	AG Super Fund, L.P. By: AG Super Fund LLC, General Partner By: AG Funds, L.P., Managing Member By: /s/ Kirk Wickman Name: Kirk Wickman Title: Authorized Signatory